Filed Pursuant to Rule 433

Registration No. 333-172490

FINAL TERM SHEET

Philip Morris International Inc.

Dated March 14, 2012

1.625% Notes due 2017

4.500% Notes due 2042

Issuer:	Philip Morris International Inc.

Offering Format:	SEC Registered

Security:	1.625% Notes due March 20, 2017 (the “2017 Notes”) 4.500% Notes due March 20, 2042 (the “2042 Notes”)

Aggregate Principal Amount:	2017 Notes: $550,000,000 2042 Notes: $700,000,000

Maturity Date:	2017 Notes: March 20, 2017 2042 Notes: March 20, 2042

Coupon:	2017 Notes: 1.625% 2042 Notes: 4.500%

Interest Payment Dates:	2017 Notes: Semi-annually on each March 20 and September 20, commencing September 20, 2012 2042 Notes: Semi-annually on each March 20 and September 20, commencing September 20, 2012

Price to Public:	2017 Notes: 99.153% of principal amount 2042 Notes: 97.555% of principal amount

Underwriting Discount:	2017 Notes: 0.350% 2042 Notes: 0.875%

Net Proceeds:	2017 Notes: $543,416,500 (before expenses) 2042 Notes: $676,760,000 (before expenses)

Benchmark Treasury:	2017 Notes: 0.875% due February 28, 2017 2042 Notes: 3.125% due November 15, 2041

Benchmark Treasury Price /Yield:	2017 Notes: 98-25 3/4 / 1.123% 2042 Notes: 94-15+ / 3.422%

Spread to Benchmark Treasury:	2017 Notes: +68 basis points 2042 Notes: +123 basis points

Yield to Maturity:	2017 Notes: 1.803% 2042 Notes: 4.652%

Settlement Date (T+4):	March 20, 2012

CUSIP/ISIN:	2017 Notes: 718172 AN9 / US718172AN93 2042 Notes: 718172 AP4 / US718172AP42

Listing:	Application will be made to list the 2017 Notes and the 2042 Notes on the New York Stock Exchange

Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC RBS Securities Inc.

Joint Co-Managers:	Banca IMI S.p.A. ING Financial Markets LLC Santander Investment Securities Inc.

Allocations:	2017 Notes	2042 Notes
Barclays Capital Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC RBS Securities Inc. Banca IMI S.p.A. ING Financial Markets LLC Santander Investment Securities Inc.	$121,000,000 $121,000,000 $121,000,000 $121,000,000 $22,000,000 $22,000,000 $22,000,000	$154,000,000 $154,000,000 $154,000,000 $154,000,000 $28,000,000 $28,000,000 $28,000,000

Total	$550,000,000	$700,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBS Securities Inc. toll free at 1-866-884-2071.